Exhibit 99.1

NEWS RELEASE - REGULATED INFORMATION

October 20, 2023, 4:00 PM EDT / 22:00 CET

Mdxhealth’s New Share Capital Amount

and New Number of Shares

IRVINE, CA, and HERSTAL, BELGIUM – October 20, 2023 – MDxHealth SA (NASDAQ/Euronext: MDXH) (“mdxhealth” or the “Company”), a commercial-stage precision diagnostics company, today a announces, in accordance with Article 15 of the Belgian Act of May 2, 2007 on the disclosure of major participations in issuers of which shares are admitted to trading on a regulated market and regarding miscellaneous provisions, that in the context of a capital increase completed on October 20, 2023, the Company’s share capital has increased from EUR 163,471,629.58 to EUR 164,302,752.89 and the number of issued and outstanding shares has increased from 270,380,936 to 272,880,936 ordinary shares, through the issuance of a total of 2,500,000 new shares. The new shares were issued pursuant to the amendment, announced on August 23, 2023, to the asset purchase agreement for the acquisition by the Company of the Oncotype DX® GPS (Genomic Prostate Score®) test from Genomic Health, Inc. (a subsidiary of Exact Sciences Corporation).

In addition to the outstanding shares of the Company:

●	a total of 18,560,124 subscription rights of the Company are outstanding, which entitles their holders (assuming all subscription rights are granted and exercised) to subscribe to a total of 18,560,124 new shares with voting rights; and

●	under the loan and security agreement entered into by the Company and Innovatus Capital Partners in August 2022, Innovatus has the right to convert, prior to August 2, 2025, up to 15% of the outstanding principal amount of the loans (by means of a contribution in kind of the relevant payables due by the Company under the loans) into American Depositary Shares (“ADSs”) of the Company (each representing 10 ordinary shares of the Company) at a conversion price per ADS equal to USD 11.21 (i.e., USD 1.121 per share on the basis of the ratio of 1 ADS per 10 shares).

About mdxhealth®

mdxhealth is a commercial-stage precision diagnostics company that provides actionable molecular information to personalize patient diagnosis and treatment. The Company’s tests are based on proprietary genomic, epigenetic (methylation) and other molecular technologies and assist physicians with the diagnosis and prognosis of urologic cancers and other urologic diseases. The Company’s U.S. headquarters and laboratory operations are in Irvine, California, with additional laboratory operations in Plano, Texas. European headquarters are in Herstal, Belgium, with laboratory operations in Nijmegen, The Netherlands. For more information, visit mdxhealth.com and follow us on social media at: twitter.com/mdxhealth, facebook.com/mdxhealth and linkedin.com/company/mdxhealth.

For more information:

mdxhealth info@mdxhealth.com
LifeSci Advisors (IR & PR) US: +1-949-271-9223 ir@mdxhealth.com

NOTE: The mdxhealth logo, mdxhealth, Confirm mdx, Select mdx, Resolve mdx, Genomic Prostate Score, GPS and Monitor mdx are trademarks or registered trademarks of MDxHealth SA. All other trademarks and service marks are the property of their respective owners.